Beyond Air, Inc.

825 East Gate Blvd., Suite 320

Garden City, New York 11530

September 6, 2019

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Timothy Buchmiller

Re:	Beyond Air, Inc.
Registration Statement on Form S-3
Filed August 14, 2019
File No. 333-233283

Dear Mr. Buchmiller:

In response to the comments from the staff of the Commission in your letter dated August 30, 2019 on the Registration Statement on Form S-3 (the “Registration Statement”) of Beyond Air, Inc. (the “Company”), we have filed Amendment No. 1 (the “Amendment”) to the Registration Statement and respond to the comments as follows:

Amended and Restated Certificate of Incorporation and By-Law Provisions, page 20

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company has included a new risk factor on page 9 of the Amendment to address this comment.

Signatures, page II-5

2.	Please indicate below the second paragraph of text required on the Form S-3 Signatures page who is signing your document in the capacity of principal accounting officer or controller.

Response:

The signature page to the Amendment includes new language that is responsive to this comment.

Please contact Avital Perlman at (646) 810-0610 with any questions.

Sincerely,

/s/ Steven Lisi
Chief Executive Officer

cc:	Gregory Sichenzia, Esq.
Adam Newman, Esq.